EXHIBIT 99.2

Lumenis Ltd. announces COO will leave the company

Yokneam, Israel, January 16th 2008 – Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today that its chief operating officer, Zivi Nedivi, will leave Lumenis to take up position as CEO of a company in a different industry, but will remain with Lumenis as long as needed to ensure a smooth handover of his responsibilities. “Zivi’s contribution to the design and implementation of our turnaround has been significant, and on behalf of the entire management team, I wish him well as he pursues the next chapter of his career”, said Dov Ofer CEO of Lumenis.

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems.

About one year ago, a group led by a private equity consortium LM Partners LP and Ofer Hi-Tech Group invested approximately $150 million in the company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com